Exhibit 99.1
For immediate release

IMI GRANTED NEW SKIN STEROL PATENT IN EUROPE

Strengthens positioning of PREVU* Skin Sterol Test in key markets, including U.K.

Toronto, Ontario (December 8, 2004) --- IMI International Medical Innovations Inc. (Amex: IME; TSX: IMI), a leader in predictive medicine, today announced that the European Patent Office has granted IMI a new patent related to the company’s skin sterol and cardiovascular risk assessment technology, titled "Multi-layer Analytical Element".

The European patent, which has been granted for 11 European countries, including the United Kingdom, is for a multi-layer analytical "thin film" that could lead to new film-based techniques for determining the amount of cholesterol in skin tissues. This patent has already been granted in the United States, Canada, China, Australia and South Korea, and is pending in Brazil, Japan and Mexico.

"This patent strengthens our positioning in Europe, where coronary artery disease is a key health concern," said Dr. Brent Norton, President and Chief Executive Officer. "In the U.K., low-dose cholesterol-lowering medications are now available to patients over the counter in pharmacies, without a prescription --- which shows that point-of-care counseling by health care professionals is a key focus in combating heart disease. We expect this environment to create important opportunities for PREVU* Skin Sterol Test as a new tool for risk assessment."

Dr. Norton continued, "Overall, this latest patent broadens and enhances our intellectual property position around PREVU* Skin Sterol Test in major world markets. Our strategy is to control and develop all relevant technologies that could be applied to skin sterol, which ensures that we can continue to build upon this innovative product line."

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause IMI’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of IMI’s products, reliance on third-party manufacturers, the competitiveness of IMI’s products if successfully commercialized, the ability of IMI to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while IMI routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates. Investors should consult IMI’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.
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For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Jane Lin/Andrea Faville
Director, Communications	The Investor Relations Group
(416) 222-3449	(212) 825-3210
sbolivier@imimedical.com	jlin@investorrelationsgroup.com
afaville@investorrelationsgroup.com